PRESS RELEASE

Klondex Mines Begins Drifting on new Karen Vein at Fire Creek;
Average of 74.9 g/t (2.18 opt) Gold over 25 m (82 ft) of Strike Length

Vancouver, BC – May 5, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) today announced that it began initial drifting at its Fire Creek Project on the Karen Vein, located 45.7 m (150 ft) west of the main decline, parallel to the Joyce Vein and Vonnie Vein. This structure is one of the western veins initially discovered in 2013 during development work on the secondary egress. In addition, nine drill holes were drilled to the west of the decline with the intent to define and extend the Karen Vein and test for additional paralleling structures in this zone (Figure 1).

To date, 25 m (82 ft) of exploration development has been completed along strike of the Karen Vein. The weighted average grade of samples from the Karen Vein is 74.9 g/t (2.18 opt) Au with an average width of 0.5 m (1.5 ft). This information was derived from face samples ranging from 4.6 g/t (0.14 opt) Au to 176.5 g/t (5.1 opt) Au. Channel samples from the Karen Vein, taken north and south of the 5360 access, are summarized and detailed in Table 1.

Brent Kristof, Klondex Mines COO, commented, "This is very encouraging news for Fire Creek because it is further evidence of the asset’s considerable potential and a classic example of how additional mineralization is typically discovered during underground development in these epithermal vein systems. These initial results further support our theory that Fire Creek is under drilled. The addition of the Karen Vein provides us additional flexibility to execute the 2014 mine plan. At this stage, we do not know how many ounces will result but are encouraged by the fact that a mineralized vein is visible on the North and South Faces (Figure 2). We will continue to extend the drift along strike while our drills define the vertical extensions.”

Mr. Kristof continued, “The Karen Vein has the potential to add to our current mineral resource estimate. We are in the process of planning an infill drilling program around the Karen Vein designed to extend the vein both along strike, north and south, and up and down dip. We expect that by year-end we will have an updated mineral resource estimate for Fire Creek that will include more of this western zone.”

N. 5360 Access S.	Table 1: Karen Vein Development
	length, feet	vein width, feet	vein channel, g/t	vein channel, au opt
	35-40	0.7	130.919	3.818
	30-35	1.3	4.629	0.135
	24-30	1.2	13.785	0.402
	15-24	2.1	9.224	0.269
	9-15	1.3	57.539	1.678
	0-9	2.6	130.542	3.807

	0-7	0.6	66.351	1.935
	7-12	1.0	73.209	2.135
	12-24	1.6	61.619	1.797
	24-36	1.5	176.525	5.148
	36-42	1.2	14.436	0.421
	Karen Overall Average	1.5	74.855	2.183

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

A total of six underground exploration drill holes from Muck Bay 5 (MB5) and three infill drill holes from the Main Decline to the west have defined and expanded the Karen Vein. Mineralization of the Karen Vein is consistent with the first intercept of FC-12-120U (January 20, 2014). Infill drilling from the Main Decline has increased our confidence in the vertical extent of the Karen Vein 45.7 m (150 ft) below and 10.7 m (35 ft) above the Main Decline. Previously drilled surface holes, underground drill holes and underground development suggests the Karen Vein can possibly extend at least 548.6 m (1800 ft) to the north and 106.7 m (350 ft) to the south along strike from MB5. Table 2 below shows the significant results of these drill holes.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Au cutoff 3.43 g/t (0.1 opt) for diluted grade

Mark Odell of Practical Mining LLC, an independent Qualified Person (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101, reviewed and approved the contents of this press release.

Face sample assays were analyzed by SGS Minerals Services and drill core assays were analyzed by ALS Chemex of Elko, Nevada (independent laboratories), under Klondex staff supervision. For additional sampling parameters, please refer to the press release dated September 30, 2013.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The Company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration sampling activities, the timing and success of mining operations and timing of an updated mineral resource estimate at the Fire Creek Project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com